Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor				Predecessor
	Nine Months Ended December 31,	Nine Months Ended December 31,	Three Months Ended March 31,	Year Ended December 31,	101 days ended July 10,	Years Ended December 31,
	2014	2013	2014	2013	2013	2012	2011	2010	2009
	(in millions)
Earnings (loss):
(Loss) income from continuing operations before income taxes	$(3,722)	$(1,807)	$(95)	$(1,815)	$1,048	$(4,172)	$(2,636)	$(3,299)	$(3,494)
Equity in losses of unconsolidated investments, net	—	—	—	—	280	1,114	1,730	1,286	803
Fixed charges	2,212	1,367	747	1,367	894	2,365	2,068	2,081	2,047
Interest capitalized	(41)	(30)	(13)	(30)	(14)	(278)	(413)	(13)	(12)
Amortization of interest capitalized	99	56	33	56	38	81	48	85	85
Earnings (loss), as adjusted	(1,452)	(414)	672	(422)	2,246	(890)	797	140	(571)
Fixed charges:
Interest expense	1,528	918	516	918	703	1,428	1,011	1,464	1,450
Interest capitalized	41	30	13	30	14	278	413	13	12
Portion of rentals representative of interest	643	419	218	419	177	659	644	604	585
Fixed charges	2,212	1,367	747	1,367	894	2,365	2,068	2,081	2,047
Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	2.5 (5)	— (6)	— (7)	— (8)	— (9)

(1)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.7 billion for the nine months ended December 31, 2014.

(2)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion for the nine months ended December 31, 2013.

(3)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $75 million for the three months ended March 31, 2014.

(4)	Successor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.8 billion in the year ended 2013.

(5)
The income from continuing operations before income taxes for 101 days period ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously-held equity interest in Clearwire.

(6)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $3.3 billion in the year ended 2012.

(7)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in the year ended 2011.

(8)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in the year ended 2010.

(9)	Predecessor earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in the year ended 2009.